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                  [Pacific Community Banking Group letterhead]




                               September 22, 1999



VIA EDGAR AND FACSIMILE
***********************
Mr. Mark Schwartz
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:      Pacific Community Banking Group -
                     Registration Statement on Form S-1 (File No. 333-76403) REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-76401)
                     -------------------------------------------------------

Dear Mr. Schwartz:

                  On behalf of Pacific Community Banking Group ("Company"), we hereby request withdrawal of the Registration Statement on Form S-1 (File No. 333-76403) which was filed with the Securities and Exchange Commission on Arpil 16, 1999, in connection with the proposed public offering of approximately $69 million in common stock.

                  In addition, on behalf of the Company, we are also hereby requesting withdrawal of the Registration Statement on Form S-4 (File No. 333-76401) which was filed with the Securities and Exchange Commission also on April 16, 1999, in connection with the proposed exchange of stock of the Company with the shareholders of The Bank of Hemet and Valley Bank.

                  None of the securities registered have been sold, and we are requesting withdrawal of the registration statements due to market conditions. Please note that the Registration Statement on Form S-1 was declared effective on July 27, 1999, and the Registration Statement on From S-4 was declared effective on June 25, 1999.

                  We request that the date for withdrawal of the above-reference registration statements be September 25, 1999.


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Mr. Mark Schwartz
September 22, 1999
Page 2



                  If you have any questions, please contact our counsel, Loren P. Hansen of Knecht & Hansen at (949) 851-8070. We appreciate your assistance.

                                          Very truly yours,

                                          /s/ E. Lynn Caswell

                                          Mr. E. Lynn Caswell
                                          Chairman and Chief Executive Officer